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Exhibit 99.01

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2012, 2011 and 2010

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Write-offs Net of Recoveries	Balance at End of Year
	(in thousands)
Allowance for Doubtful Accounts
2012	$524	$528	$—	$(623)	$429
2011	$700	$190	$—	$(366)	$524
2010	$1,355	$80	$2	$(737)	$700
Valuation Allowance for Deferred Tax Assets
2012	$322,395	$(10,282)	$14	$—	$312,127
2011	$320,498	$1,851	$46	$—	$322,395
2010	$323,803	$3,520	$(6,825)	$—	$320,498

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  Exhibit 99.01
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS Years ended December 31, 2012, 2011 and 2010